UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Viper Powersports Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92762V304
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: James G. Smith Tarter Krinsky & Drogin LLP 1350 Broadway, 11th Floor New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92762V304

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES	0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On June 17, 2013, pursuant to a restructuring agreement between the Issuer and the Lender, PPVA returned, through the Lender, the shares of the Issuer’s Common Stock previously issued in connection with the Loan Agreement.  As a result of such transaction, PPVA beneficially owns no shares of the Issuer’s Common Stock.

Except as set forth in this Item 5, no other transactions with the Issuer’s Common Stock were effected by any of the Lender, PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht since the filing of the initial Schedule 13D on July 10, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 26, 2014

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer